Exhibit (a)(5)(J)

Jordan L. Lurie (130013)

jlurie@weisslurie.com

Leigh A. Parker (170565)

lparker@weisslurie.com

WEISS & LURIE

10940 Wilshire Boulevard

23rd Floor

Los Angeles, CA 90024

Telephone: 310/208-2800

Facsimile: 310/209-2348

Counsel for Plaintiffs Ted L. Shrader

and Susan E. Murray and the Proposed Class

[Additional counsel listed on signature page]

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN JOSE DIVISION

TED L. SHRADER and SUSAN E. MURRAY,

Individually and on Behalf of Themselves and

All Others Similarly Situated,

Plaintiff,

v.

ROBERT DEVINCENZI, BERNARD

BAILEY, DONALD MATTSON, ALBERT

MOYER, WALTER WALKER, LASERCARD CORPORATION, ASSA ABLOY, INC. and

AMERICAN ALLIGATOR ACQUISITION

CORPORATION,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	PSG Case No. CV11-0255 CLASS ACTION COMPLAINT DEMAND FOR JURY TRIAL

CLASS ACTION COMPLAINT

Plaintiffs allege, based upon the investigation made by and through their attorneys, the following:

NATURE OF THE ACTION

1. Plaintiffs bring this class action on behalf of themselves and all other public stockholders of defendant LaserCard Corporation (“LaserCard” or the “Company”), who have been damaged by the violations of federal law, and breaches of fiduciary duties owed to them by the members of the LaserCard Board of Directors and certain officers of the Company (the “Individual Defendants”) identified below and by the aiding and abetting thereof by ASSA ABLOY Inc. (“ASSA”) and American Alligator Acquisition Corp., (“Purchaser” and collectively with ASSA “ASSA ABLOY”) with respect to the breach of fiduciary duty claims.

2. On December 20, 2010, the LaserCard Board of Directors (the “Board”) announced that the Company had entered into an agreement and plan of merger (the “Merger Agreement”) that contemplates that Purchaser, a Delaware corporation and a wholly-owned subsidiary of ASSA, will acquire the Company for $6.25 per share in cash, for a total value of approximately $80 million (the “Transaction”).

3. Upon consummation of the Transaction, LaserCard will become part of ASSA ABLOY’S HID Global business (“HID”).

4. On December 22, 2010, ASSA ABLOY commenced the tender offer (“Tender Offer”), which is scheduled to expire on January 21, 2011.

5. In connection with the proposed transaction, the Individual Defendants filed a materially false and misleading Schedule 14D-9 (described below) recommending that the public shareholders of LaserCard tender their shares in the offer, in breach of the Individual Defendants’ fiduciary duties to the Company’s shareholders both with respect to price and process. The Merger Agreement will also significantly benefit certain LaserCard insiders to the detriment of Plaintiffs and the Class.

JURISDICTION AND VENUE

6. The claims asserted herein arise under Section 14(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(e), as well as Securities and Exchange

Commission (the “SEC”) Rule 14D-9, 17 C.F.R. § 240.14d-101. This Court has jurisdiction over the subject matter of this action pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa and 28 U.S.C. § 1331.

7. Venue is proper in this District pursuant to 28 U.S.C. § 1391 because defendant LaserCard has its principal place of business in this District. Plaintiffs’ claims arose in this District, where most of the actionable conduct took place, where most of the documents are electronically stored and where the evidence exists and where virtually all the witnesses are located and available to testify at the jury trial permitted on these claims in this Court. Moreover, each of the Individual Defendants, as Company officers and/or directors, has extensive contacts with this District.

THE PARTIES

8. Plaintiffs Ted L. Shrader and Susan E. Murray are, and were, at all times relevant hereto, holders of LaserCard common stock, as set forth in the Certifications attached hereto and incorporated by reference herein.

9. Defendant LaserCard is a Delaware corporation headquartered at 1875 North Shoreline Boulevard, Mountain View, California 94043. LaserCard and its subsidiaries are engaged in the secure identification business providing identity cards to governments and businesses containing security features such as magnetic strips and computer chips, as well as related services. LaserCard common stock is traded on the Nasdaq stock exchange under the symbol “LCRD.”

10. Defendant ASSA is a corporation organized under the laws of the State of Oregon, and a subsidiary of ASSA ABLOY AB.

11. Defendant Purchaser is a Corporation organized under the laws of the State of Delaware and a wholly owned subsidiary of ASSA, formed solely for the purpose of effectuating the Transaction.

12. Defendant Robert DeVincenzi (“DeVincenzi”) is the President and Chief Executive Officer of the Company and has been a member of the Board of Directors (the “Board”) since 2008.

13. Defendant Bernard Bailey (“Bailey”) has served as a director of the Company since 2006.

14. Defendant Donald Mattson (“Mattson”) has served as a director of the Company since 2005.

15. Defendant Albert Moyer (“Moyer”) has served as a director of the Company since 2005.

16. Defendant Walter Walker (“Walker”) has served as a director of the Company since 1999.

17. Together the LaserCard directors identified above shall be sometimes referred to herein as the “Individual Defendants.” Together the Individual Defendants, LaserCard, ASSA and Purchaser may be referred to herein as the “Defendants.”

18. On or about December 22, 2010, the Individual Defendants caused the Company to file with the SEC tender offer documents containing false and misleading misrepresentations and omissions.

19. Each of the Individual Defendants is liable as direct or indirect participants in the wrongs complained of. These defendants, because of their positions of control and authority as participants, officers and/or directors of the Company, were able to and did, directly or indirectly, control the actions of the Company in connection with the disclosure violations set forth herein, or participated in the preparation, approval and filing of LaserCard’s materially misleading 14D-9 and its dissemination.

20. Each of the Individual Defendants owes LaserCard’s shareholders the highest duty of loyalty, honesty and care in conducting its affairs in a lawful manner. Each of the Individual Defendants breached his fiduciary duties to LaserCard’s shareholders by causing or participating in wrongful acts described herein.

21. Each of the Individual Defendants, by reason of his management position and/or membership on LaserCard’s Board, is a controlling person of LaserCard and has the power and influence, and exercised the same, to cause LaserCard to engage in the wrongful practices complained of herein.

22. By reason of the positions which they occupy, the Individual Defendants are in possession of information concerning the financial condition and prospects of the Company, and especially the true value of the Company and its assets which they have not disclosed to LaserCard’s public stockholders.

23. In addition, as a result of the wrongful conduct complained of herein, the Individual Defendants have and continue to breach their fiduciary duties of candor, care, loyalty, good faith and fair dealing.

CLASS ACTION ALLEGATIONS

24. Plaintiffs bring this action on behalf of themselves and all other shareholders of the Company (except the Defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are, or will be, threatened with injury arising from Defendants’ actions.

25. This action is properly maintainable as a class action for the following reasons:

(a) The Class is so numerous that joinder of all members is impracticable. As of December 20, 2010, there were 12,348,904 shares issued and outstanding of LaserCard common stock. Upon information and belief, LaserCard common stock is owned by hundreds or thousands of shareholders of record nationwide.

(b) Plaintiffs are committed to prosecuting this action and have retained competent counsel, experienced in litigation of this nature. Plaintiffs’ claims are typical of the claims of the other members of the Class and Plaintiffs have the same interests as the other members of the Class. Plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

(c) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impede their ability to protect their interests.

(d) To the extent Defendants take further steps to effectuate the proposed transaction, preliminary and final injunctive relief on behalf of the Class as a whole will be entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable to the Class.

26. There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual class member. The common questions include, inter alia, the following:

(a) whether Defendants participated in and/or pursued the course of conduct complained of herein by filing and publishing documents with the SEC containing statements that, at the time and under the circumstances which they were made, omitted to state material facts necessary in order to make the statements therein not false or misleading;

(b) whether the Defendants acted knowingly or recklessly in disseminating documents which omitted to disclose material facts concerning LaserCard;

(c) Whether the Individual Defendants breached their fiduciary duties of due care, good faith, and loyalty with respect to Plaintiffs and the other members of the Class as a result of the conduct alleged herein;

(d) Whether the process implemented and set forth by the Defendants for the proposed transaction, including but not limited to, the Merger Agreement, the Tender Offer, the negotiations concerning the Merger Agreement and the Tender Offer, and the shareholder approval process provided for through the proposed transaction, is entirely fair to the members of the Class;

(e) Whether ASSA ABLOY aided and abetted the Individual Defendants’ breaches of fiduciary duties of candor, due care, good faith, and loyalty with respect to Plaintiffs and the other members of the Class as a result of the conduct alleged herein;

(f) Whether Plaintiffs and the other members of the Class would be irreparably harmed if Defendants are not enjoined from effectuating the proposed transactions as a result of the wrongful conduct described herein; and

(g) Whether Plaintiffs and the Class are entitled to injunctive relief, damages or other relief.

SUBSTANTIVE ALLEGATIONS

27. On December 21, 2010, LaserCard issued a press release announcing its entry into the Merger Agreement in connection with the Transaction. It provides in relevant part:

MOUNTAIN VIEW, Calif. — December 20, 2010 — LaserCard Corporation

(NASDAQ:LCRD), a leading provider of secure ID solutions, today announced that the company has entered into a definitive agreement to be acquired by ASSA ABLOY AB, at a price of $6.25 per share through a cash tender offer. The total transaction value is approximately $80 million. This per share price represents a premium of approximately 38% over the closing price of LaserCard shares on December 17, 2010 and a premium of 42% over the 20-day average of closing prices. LaserCard will become part of ASSA ABLOY’s HID Global business with LaserCard’s secure identity products, solutions and services complementing HID Global’s identity solution offering.

“The secure identity markets are rapidly growing and the need for enhanced security is driving increased sophistication in identity credentials and systems,” said Robert T. DeVincenzi, president and CEO of LaserCard. “LaserCard is pleased to add its capabilities to the expanding portfolio of customer solutions that HID Global is offering to the market”.

Under the terms of the definitive acquisition agreement, a subsidiary of ASSA ABLOY will commence a cash tender offer to acquire LaserCard’s outstanding shares of common stock at $6.25 per share, net to each holder in cash. Upon satisfaction of the conditions to the tender offer and after such time as all shares tendered in the tender offer are accepted for payment, the agreement provides for the parties to effect, subject to customary closing conditions, a merger to be completed following completion of the tender offer which would result in all shares not tendered in the tender offer being converted into the right to receive $6.25 per share in cash. The transaction is subject to customary closing conditions, including the tender of a majority of the outstanding shares of LaserCard’s common stock based on the number of shares outstanding, including certain options, and is expected to close in LaserCard’s fiscal fourth quarter, ending April 1, 2011. No approval of the stockholders of ASSA ABLOY or its subsidiaries is required in connection with the proposed transaction. The transaction is not subject to a financing condition. Terms of the acquisition agreement were unanimously approved by the board of directors of LaserCard.

Imperial Capital LLC acted as exclusive financial adviser to LaserCard. O’Melveny & Myers LLP acted as counsel to LaserCard.

28. Additionally, on December 21, 2010, ASSA issued its own press release on the Transaction, touting the fact that the Transaction is calculated to benefit ASSA:

ASSA ABLOY signs agreement to acquire LaserCard Corporation

ASSA ABLOY has entered into a definitive agreement to acquire LaserCard Corporation, a NASDAQ-listed company (LCRD) and a leading provider of secure ID solutions to governments and commercial clients around the world.

LaserCard’s unique portfolio of card products, services, and solutions for complex ID management are used by 400 customers in 44 nations. The company’s strength is in its propriety knowhow and highly differentiated secure credential technologies used for citizen identification, border security, government service delivery, and facility access applications.

*     *     *

“I am very happy to welcome LaserCard to the ASSA ABLOY Group. LaserCard is one important step in a rapidly converging market and will give us valuable knowledge, capabilities and growth opportunities” said Johan Molin, President and CEO of ASSA ABLOY.

“I welcome LaserCard and its employees to our Group. Together with HID, Fargo and recently acquired ActivIdentity, this acquisition creates a comprehensive set of secure credentialing capabilities for government issued ID programs and a unique platform of technology and knowhow for future development of eGovernment solutions” said Denis Hébert, Executive Vice President ASSA ABLOY and Head of business unit HID Global.

29. Moreover, the Transaction creates significant synergies for Assa Abloy, as stated in a letter from LaserCard to its customers dated December 20, 2010, stating, in pertinent part:

LaserCard Corporation to be Acquired by Assa Abloy/HID Global

On December 20, 2010, LaserCard Corporation announced that the company has entered into a definitive agreement to be acquired by ASSA ABLOY AB, the parent company of HID Global. ASSA ABLOY is the global leader in door opening solutions with over 29,000 employees and revenue of over $5 billion per year.

LaserCard Corporation and our subsidiary, Challenge Card Design GmbH will become part of HID Global, a trusted leader in secure identity solutions providing access control, secure card issuance, and identification solutions products and services through a global network of OEM, distribution and integration partners. HID Global is headquartered in Irvine, California and has over 2,000 employees worldwide.

HID Global and LaserCard share a common view of the Secure Identity market and offer a range of complementary technologies and solutions, whether helping governments to protect their citizens, borders and services or assisting commercial enterprises in safeguarding assets and employees.

LaserCard and its Partners have been successful in certain markets in developing and deploying highly differentiated technology for government ID and commercial ID applications, primarily at a credential level. With this combination, we will have the opportunity to leverage HID’s significant market reach, brand power, scale, extensive resources and broad solution portfolio.

HID envisions the combination with LaserCard to be a key element of their strategy to more significantly develop their position in Secure Identity and Citizen Identity markets in particular. LaserCard’s demonstrated skills and core technologies are seen as an additional key competitive advantage and strategic differentiator for the combined company. Further, the professional and capable Partner network supporting LaserCard and Challenge Card Design is seen as a substantial asset in addressing advanced end-to-end credential, issuance and application opportunities in the market.

Background of the Sham Auction Process Leading to the Offer and the Merger

30. On or about December 22, 2010, the Individual Defendants filed the Tender Offer reporting that they had agreed to tender their shares in the Offer and recommending that all other Lasercard shareholders do likewise. Included in the Schedule 14D-9 was a section detailing the background of the Offer and the Merger which stated, among other things:

•

On September 1, 2006, LaserCard entered into an advisory services engagement to engage USBX Advisory Services, LLC (“USBX”) to assist in identifying strategic alternatives. Certain assets of USBX including the LaserCard engagement, were subsequently acquired by Imperial Capital, LLC (“Imperial Capital”) in late 2007.

•

Over the course of the initial engagement, USBX/Imperial Capital facilitated a series of discussions between members of LaserCard’s management and potential combination partners as well as the evaluation by LaserCard of several potential acquisition targets which in each case involved in-depth conversations, meetings and negotiations with potential counterparties. No transaction was consummated, however, and this initial engagement ended on August 31, 2009.

•

On September 1, 2009, LaserCard entered into a new advisory services engagement with Imperial Capital to pursue a potential sale of LaserCard through a merger, consolidation or other business combination.

•

Imperial Capital initiated a marketing process in October 2009 and contacted over 100 potential acquirors of LaserCard, including both strategic and financial suitors. Many of these potential acquirors entered into confidentiality agreements with LaserCard in connection with receiving additional information about the potential transaction and the proposed sale process.

•

During January 2010 and the first week of February 2010, members of LaserCard’s management group conducted informational meetings with the potential suitors which who had submitted indications of interest.

•

Following a period allowing for additional suitor diligence, on February 5, 2010, Imperial Capital requested the submission of letters of intent from the interested parties. A substantial portion of the suitors involved at the time declined to continue in the process for various reasons specific to those suitors or LaserCard.

•	During March and April 2010, Imperial Capital continued to facilitate follow-up conversations with the remaining suitors, including several new parties which had emerged during this time period.

•

Between August and October 2010, LaserCard and Imperial Capital continued ongoing discussions with interested parties, including with four parties who re-submitted proposals during this period (referred to herein as Bidder A, Bidder B, Bidder C and Bidder D). In addition, during this period, Imperial Capital re-contacted the parties previously regarded as qualified acquirors, including HID. Following this contact, HID expressed an interest to revisit the opportunity given its recently announced agreement to acquire ActivIdentity Corporation.

///

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•	Also on October 21, 2010, Bidder D submitted a stock merger proposal that would result in LaserCard stockholders receiving approximately 40% of the equity of the combined company.

•

On October 29, 2010, Bidder B further improved the price of its proposal to $6.25 per Share, conditioned on Bidder B’s ability to obtain satisfactory debt financing to finance a portion of the purchase price.

•

On November 1, 2010, Bidder C verbally indicated a willingness to further improve the price of its proposal to $6.25 per Share, but only in exchange for immediate exclusivity. Also on November 1, 2010, Bidder D revised its merger proposal to include collar mechanism. On the same day, the management of LaserCard discussed with representatives of HID LaserCard’s financial performance and business developments, including its financial results for its second fiscal quarter ended October 1, 2010, as publicly announced on October 28, 2010, and whether HID might be interested in submitting a revised indication of interest to acquire LaserCard.

•

On November 4, 2010, HID submitted a non-binding written proposal providing for the acquisition of all of outstanding Shares of LaserCard for cash at a price of $6.00 per Share, subject to due diligence and other assumptions and conditions.

•

Later in the day on November 4, 2010, the LaserCard Board met to discuss and evaluate the various acquisition proposals received by LaserCard to that point. Representatives of Imperial Capital provided a review of the various discussions that had taken place with the prospective buyers as well as a summary of the feedback received from these prospective buyers on the due diligence conducted by each of them with respect to LaserCard and its business. They also provided the summary of Imperial Capital’s preliminary financial analysis of the various proposals. The LaserCard Board also discussed the exclusivity arrangements proposed under each of the proposals. Representatives of O’Melveny & Myers LLP (“OMM”), LaserCard’s outside counsel, were also in attendance at the meeting and advised the LaserCard Board on its legal duties and obligations in connection with evaluating acquisition such as those before the Board at this time.

•

On November 5, 2010, after further negotiations between representatives of LaserCard and HID, HID submitted a revised proposal at a price of $6.25 per Share in cash, subject to various conditions and assumptions.

•

On November 8, 2010, representatives of Imperial Capital and HID discussed key deal points to validate HID’s interest in completing a transaction and ability of HID and its corporate parent to do so in a timely manner, including by structuring the proposed acquisition as a cash tender offer. Later that day and based on the results of those discussions, LaserCard executed the HID non-binding letter of intent providing for the acquisition of all of the outstanding Shares at a price per Share of $6.25 in cash.

•

From November 23, 2010 through December 20, 2010, representatives of Purchaser, ASSA US, HID and EAPD on the one hand, and LaserCard, Imperial Capital and OMM on the other hand, negotiated the terms and conditions of the merger agreement and related ancillary documents and schedules, including negotiations regarding the minimum condition and other conditions to the Offer, the definition of material adverse effect, non-solicitation commitments, termination rights, termination fees and triggers for the payment of the termination fee and expense reimbursement. During this period, the parties exchanged multiple versions of the merger agreement and the related agreements, schedules and exhibits.

•

On December 20, 2010, the LaserCard Board convened a meeting to review the proposed transaction. Representatives of Imperial Capital and OMM were also in attendance. Following introductory questions from the LaserCard Board, Imperial Capital updated the LaserCard Board on its final financial analysis of the proposed transaction. OMM then reviewed with the LaserCard Board material terms of the Merger Agreement and ancillary agreements that had been negotiated with HID, Purchaser and ASSA US. Management then discussed with the LaserCard Board the communication plan for announcement of the transaction. Imperial Capital then delivered to the LaserCard Board its oral opinion, subsequently confirmed in writing, that, as of December 20, 2010, and based upon and subject to the factors and assumptions set forth in the opinion, the consideration to be received by the holders of the Shares (other than ASSA US or any of its affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Following questions from the LaserCard Board to management and LaserCard’s advisors and further discussion, the LaserCard Board unanimously (I) declared that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the holders of Shares, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby (including for purposes of Section 203 of the DGCL) and (iii) recommended that the holders of Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and to the extent required by the DGCL, adopt the Merger Agreement.

•

On December 20, 2010, after the LaserCard Board meeting adjourned, the parties executed and delivered the Merger Agreement and the Tender and Support Agreement and related documents. LaserCard then issued a press release announcing the transaction.

31. As set forth above, the Company participated in a sham auction, to the detriment of its shareholders, to make sure that HID was the winning bidder, by failing to pursue the other offers with the vigor necessary to achieve maximum value for their shareholders.

32. The Company fails to disclose the identity of Bidder D and fails to provide a dollar amount pegged to Bidder D’s October 21, 2010 stock merger proposal that would result in LaserCard stockholders receiving approximately 40% of the equity of the combined company. Further, key details are omitted regarding Bidder D’s November 1, 2010 revised merger proposal including a collar mechanism.

33. The indications of interest the Company received from Bidder B and Bidder C on October 29, 2010, and November 1, 2010, respectively, had a higher per share price of $6.25 than the indication of interest by HID of $6.00 per share on November 4, 2010.

34. However, the Company was singularly focused on negotiating and effectuating a transaction with HID following the Company’s November 4, 2010 Board meeting.

35. On November 5, 2010, HID submitted a revised proposal at a price of $6.25 per share.

36. Inexplicably, and to the detriment of the Plaintiff and shareholders, the Company collared its negotiations with Bidder B, C, and D, by executing the HID non-binding letter of intent providing for the acquisition of all of its shares at a price per share of $6.25 on November 8, 2010.

37. The Solicitation/Recommendation Statement fails to indicate the reasons for entering into the letter of intent with HID, and moreover, fails to set forth whether the Company continued to engage Bidders B, C, D and HID to have them improve upon their proposals.

38. To the detriment of the Company’s shareholders, the Board failed to maximize shareholder value by having the other companies compete in a bidding war to achieve the best price possible for its shareholders, and favored and effectuated a transaction with HID over the other competing bidders.

The False and Misleading Tender Offer Documents

39. The Tender Offer documents are false and misleading and contain the following misrepresentations and omissions of material fact:

(a)	They purport to rely upon the letter (the “Fairness Opinion Letter”) dated December 20, 2010, to the Lasercard Board of Directors from Imperial Capital, LLC (“Imperial Capital”), the advisor to the Company’s Board which analyzed and issued an opinion on the fairness of the proposed transaction. However, they fail to disclose that the Fairness Opinion Letter is fundamentally flawed as a result of the compensation to be paid to Imperial Capital in analyzing the transaction and issuing the Fairness Opinion Letter, due to the fact that a large portion of Imperial Capital’s compensation is contingent upon the consummation of the Offer and the Merger. Pursuant to the engagement letter between Imperial Capital and the Company, the Company has agreed to pay Imperial Capital a fee totaling approximately $1,750,000, of which $300,000 was earned upon delivery of its opinion and the remaining portion of which will be payable upon consummation of the Offer and the Merger.

(b)	The tender offer documents state that the $3 million termination fee is comparable to termination fees in transaction of a similar size, but fails to disclose the basis for such representation. In fact, the termination fee is excessive and is designed to and will prevent other bona fide offers from being made or accepted.

(c)	The tender offer documents fail to disclose the identities of any of the other potential offerors, thus making it impossible for the stock holders to determine whether a different offeror might make a more suitable combination for the Company.

(d)	The tender offer documents fail to disclose the material assumptions and inputs used to prepare the “Base Case” and “Target Case” projections prepared by Company management and provided to Imperial Capital for use in their financial analysis, thereby, hindering the ability of shareholders to make an informed decision on whether to tender their shares in the Transaction by analyzing the assumptions and inputs used for the two sets of projections.

(e)	The tender offer documents state that Imperial Capital focused primarily on its discounted cash flow analysis in rendering its fairness opinion, but fails to provide: I) the calculations used to derive the Company’s free cash flow amounts for 2011 through 2015; ii) the key factors used to formulate the 20% to 28% discount rate range used in the discounted cash flow analysis; iii) the factors used to select the 1% to 5% terminal growth rate used in the discounted cash flow analysis; and iv) the implied price per share range.

(f)	The tender offer documents fail to disclose the process by which companies were selected in Imperial Capital’s publicly traded companies analysis and the process by which transactions were selected with respect to the M&A transaction statistics analysis, including: I) the multiples for each company in the analysis; and ii) the implied price per share value ranges calculated in the analysis.

LaserCard is a Valuable Company and

Public Shareholders are Being Unfairly Cashed Out

40. On October 27, 2010, the Company announced its financial results for its fiscal second quarter ended October 1, 2010, stating, in pertinent part:

LaserCard Corporation Reports Financial Results for Fiscal Second Quarter Ended October 1, 2010

Mountain View, Calif. — October 28, 2010 – LaserCard Corporation (NASDAQ:LCRD), a leading provider of secure ID solutions, today announced the financial results for its fiscal 2011 second quarter ended October 1, 2010.

Revenues for the second quarter of fiscal 2011 were $12.7 million, compared with $11.6 million in the prior quarter…GAAP net income for the second quarter of fiscal 2011 was $0.8 million, or $0.07 per diluted share, compared with GAAP net income of $0.4 million, or $0.04 per diluted share, in the prior quarter…

*     *     *

Non-GAAP net income for the second quarter of fiscal 2011 was $1.3 million, or $0.10 per diluted share, compared to non-GAAP net income of $0.9 million, or $0.07 per diluted share, in the prior quarter…

*     *     *

“We have achieved profitability over the past seven quarters due to the ongoing contributions from our core customer programs and the previously implemented refinements to our cost model” said Robert DeVincenzi, President and CEO of LaserCard.

41. In addition, the Company announced in a press release on December 9, 2010, that it had received valuable follow-on purchase orders pertaining to the Saudi Arabia National ID Card Program, stating, in pertinent part:

LaserCard Receives $2.1 Million in Orders for Saudi Arabia National ID Card Program

MOUNTAIN VIEW, Calif. – Dec. 9, 2010 – LaserCard Corporation (NASDAQ:LCRD), a leading provider of secure ID solutions, has received follow-on purchase orders valued at approximately $2.1 million for chip-ready, optical security media-based credentials for the Saudi Arabia National ID Card program. Delivery is scheduled to begin this quarter and be completed in the current fiscal year.

42. Most recently, on January 6, 2011, the Company issued a press release announcing it received a $540,000 order for Italian citizen ID cards, stating in relevant part:

LaserCard Receives New $540,000 Order for Italian Citizen ID Cards

MOUNTAIN VIEW, Calif. — January 5, 2011 — LaserCard Corporation (NASDAQ:LCRD), a leading provider of secure ID solutions, has received an order to supply additional credentials for Italy’s Citizen ID Card program, known as the Carta d’Identità Elettronica or CIE. The highly secure, multi-technology ID cards, based on LaserCard’s optical security media platform, are used by citizens for identification and travel. The order is valued at approximately $540,000 and is expected to be delivered by March 31, 2011.

*     *     *

LaserCard’s advanced ID credentials are trusted by governments worldwide to protect the personal identification of their citizens, foreign residents and government employees, and to provide official documentation such as driver licenses and vehicle registration cards. LaserCard supplies ID credentials for government ID programs worldwide, including the U.S. Green Card, multiple programs in Italy, the Saudi Arabia and Angola National ID Cards, the Costa Rica Foreign Resident Card, the Hungarian Professional Driver License and vehicle registration programs for three state authorities in India.

43. Despite the obvious upside of the Company moving forward, LaserCard’s public shareholders are being cashed out at $6.25 a share in the Transaction.

44. The Offer Price is even less impressive considering that the Company’s stock price on April 29, 2010, was $6.66, 41 cents above the proposed deal price.

45. Lasercard’s public stockholders can hardly share in analysts’ enthusiasm for the great deal ASSA ABLOY is getting in acquiring LaserCard by being force-fed inadequate consideration for their Company stock with little recourse, at a time when the Company is positioned for growth and trading at a significant discount to its true value.

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Termination Fee, No-Shop Provision, Top-Up Option

and Tender and Support Agreement

46. Lastly, together with all the coercive and deal protection devices enumerated above, the Merger Agreement imposes a $3 million termination fee on LaserCard under certain circumstances. This amount will further make any competing transaction that much more expensive to any potential acquirer. In contrast, the Merger Agreement does not require Purchaser to pay a reciprocal termination fee to LaserCard under any circumstances.

47. Next, the Merger Agreement also contains a “no shop” provision that restricts LaserCard from considering alternative acquisition proposals by, inter alia, constraining the Company’s ability to solicit or communicate with potential acquirers or consider their proposals. Specifically, the provision prohibits LaserCard from soliciting any alternative proposal. Even the Board’s consideration of an unsolicited proposal is restricted, as set forth in §9.1(d) of the Merger Agreement: If an unsolicited bidder materializes the Company must produce the unsolicited bidder’s agreement implementing the superior proposal to ASSA ABLOY and ASSA ABLOY is granted three business days to make a counter-proposal and amend the terms of the Merger Agreement, thereby allowing ASSA ABLOY to match any unsolicited offer.

48. In effect, the right to receive a competing bidder’s information concerning a superior proposal allows ASSA ABLOY to top any competing offer, eliminating the Company’s leverage in receiving any superior proposals.

49. Additionally, the Merger Agreement provides ASSA ABLOY the benefit of a “Top-Up Option” allowing ASSA ABLOY to gain the shares necessary to effectuate a short-form merger. If ASSA ABLOY fails to receive 90% of the shares outstanding through its tender offer the “Top-Up Option” grants ASSA ABLOY an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger, virtually assuring that the Transaction will be consummated via short-form merger, without the benefit of any shareholder vote and rendering meaningless any ability for non-tendering stockholders to vote down the Transaction and share in the future financial upside of the Company.

50. Finally, concurrently with entering into the Merger Agreement, ASSA ABLOY entered into a Tender and Support Agreement dated December 20, 2010 (the “Tender and Support Agreement”) with Bailey, DeVincenzi, Mattson, Moyer, Walker, Christopher J. Dyball (“Dyball”), Steven G. Larson (“Larson”), Uwe Ludwig (“Ludwig”) and Stephen D. Price-Francis (“Price-Francis”) (together, the “Covered Stockholders”). Collectively, the Covered Stockholders directly or indirectly own 389,033 Shares (including 150,487 shares of Restricted Stock) representing approximately 3.1% of the shares outstanding on December 20, 2010. The Tender and Support Agreement provides, among other things, that the Covered Stockholders will tender their shares (other than unvested shares of Restricted Stock), including any additional shares acquired after the date of the Merger Agreement (the “Owned Shares”), in the Tender Offer and vote their Owned Shares in favor of approving the principal terms of the Merger and against any alternative takeover proposal.

Individual Defendants’ Benefits From the Proposed Transaction

51. The individual Defendants breached their fiduciary duties because they, inter alia, entered into the proposed transaction at an inadequate price. Each of the Individual Defendants and executive officers will receive benefits from the proposed transaction not available to Plaintiff and the Members of the Class. The 14D-9 states:

Consideration for Options. As of December 20, 2010, LaserCard’s directors and executive officers held Options to purchase 1,412,502 Shares in the aggregate, of which 708,752 were vested and exercisable as of that date, with exercise prices ranging from $4.84 to $17.68 and an aggregate weighted average exercise price of $11.25 per Share. Pursuant to, and as further described in, the Merger Agreement, each outstanding Option (whether or not vested) outstanding immediately prior to the Effective Time will be cancelled immediately following the Effective Time. The Options will be automatically converted into the right to receive, as soon as practicable after the Effective Time, an amount in cash (subject to applicable deductions and withholdings required by law) determined by multiplying (x) an amount equal to the Offer Consideration, less the applicable exercise price of the Option by (y) the number of Shares subject to the Option (the “Option Consideration”). If the Option Consideration for any such Option is a negative number, no cash payment will be made for such cancelled Option. As a result, based on the Options held by the directors and executive officers on December 20, 2010, the directors and executive officers would be entitled to receive an aggregate of $391,550 (net of the applicable exercise price, but not taking into account taxes or other withholdings) immediately following the Effective Time with respect to these Options.

Consideration for Restricted Stock Units. As of December 20, 2010, LaserCard’s directors and executive officers held Restricted Stock Units covering 12,576 Shares in the aggregate. Pursuant to, and as described further in, the Merger Agreement, LaserCard will take the actions required to provide for the lapse, immediately following the Effective Time, of all forfeiture provisions applicable to all Restricted Stock Units, and, immediately after the Effective Time, each Restricted Stock Unit will be cancelled and converted automatically into the right to receive, in exchange for the cancellation of such Restricted Stock Unit (or portion thereof) an amount of cash, less any applicable withholding, equal to the Offer Consideration. As a result, based on the Restricted Stock Units held by the directors and executive officers on December 20, 2010, the directors and executive officers would be entitled to receive an aggregate of $78,600 (not taking into account taxes or other withholdings) immediately following the Effective Time with respect to these Restricted Stock Units.

Consideration for Restricted Stock. As of December 20, 2010, 150,487 of the Shares held by LaserCard’s directors and executive officers constitute Restricted Stock. Pursuant to, and as described further in, the Merger Agreement, LaserCard will take the actions required to provide for the lapse, immediately following the Effective Time, of all forfeiture provisions applicable to each share of Restricted Stock, and, immediately after the Effective Time, each share of Restricted Stock will be cancelled and converted automatically into the right to receive an amount of cash, less any applicable withholding, equal to the Offer Consideration. As a result, based on the Restricted Stock held by the directors and executive officers on December 20, 2010, the directors and executive officers would be entitled to receive an aggregate of $940,544 (not taking into account taxes or other withholdings) immediately following the Effective Time with respect to this Restricted Stock.

52. In addition, the Company has entered into employment agreements which provide for severance pay and benefits in the event of certain terminations following a “change in control” (which is defined in such agreements to include the consummation of the Offer) with DeVincenzi, Dyball, Larson, Ludwig and Price-Francis. The 14D-9 states:

Acceleration of Equity for Certain Officers

Mr. DeVincenzi, Mr. Dyball and Mr. Larson may be entitled to accelerated vesting of equity awards in the following circumstances: if LaserCard is acquired and the officer does not resign as an employee within four months after such acquisition, then the officer’s unvested equity awards will vest in full; if LaserCard acquires another entity and the officer’s position is filled by an employee at the new entity within three months or by a new person within six months, then the officer’s unvested equity awards will vest in full if the officer resigns or is terminated within the following two months for any reason.

*     *     *

Potential Payments upon Termination of Employment in Connection with a Change in Control

The following chart presents LaserCard’s estimate of the amounts that each of LaserCard’s executive officers could receive in connection with the Merger and, in the case of cash severance and continued health benefits, a termination of employment under the circumstances described above under each executive’s employment agreement. In each case, the amounts in the table below are determined assuming that the Offer is completed at the Offer Consideration and the Effective Time and, if applicable, a termination of the executive’s employment (or, in the case of Mr. Ludwig, a notice of such termination) were to occur on December 20, 2010.

Name	Cash Severance ($)	Continuation of Health Benefits ($)	Equity Acceleration ($)(1)	Total ($)
Robert T. DeVincenzi	330,000	22,443	359,350	711,793
Christopher Dyball	380,011	19,169	289,456	688,636
Steven G. Larson	335,013	13,230	286,694	634,937
Uwe Ludwig	100,320	—	120,900	221,220
Stephen Price-Francis	—	—	129,344	129,344

53. The terms of the Merger Agreement were not negotiated nor voted upon by any independent and disinterested members of the Board because all of the directors of the Company are interested in the transaction as set forth above, and acted in their own selfish interests or at the behest of those with self-interest. Thus, none of the directors are independent.

54. The benefits to the Individual Defendants described herein were not offered to LaserCard’s public stockholders in connection with the merger, and induced the directors to agree to the terms of the merger.

COUNT I

For Violation of The Exchange Act

Against the Individual Defendants and LaserCard

55. Plaintiffs repeat and reallege each and every allegation contained in the preceding paragraphs as if fully set forth herein.

56. Individually and in concert, the Defendants have engaged in a course of conduct pursuant to which they made solicitations by means of the 14D-9 containing statements that, in violation of Section 14(e) of the Exchange Act, at the time and in the circumstances under which they were made, omitted to state material facts necessary in order to make the statements therein not false or misleading.

57. By reason of the foregoing, the Defendants have violated Section 14(e) of the Exchange Act.

58. The Defendants’ conduct has injured and will injure Plaintiffs and the other shareholders of LaserCard, for which they have no adequate remedy at law.

COUNT II

For Violations of § 20(a) of the Exchange Act

Against the Individual Defendants

59. Plaintiffs incorporate by reference the prior allegations set forth above as if fully set forth herein.

60. The Individual Defendants were each controlling persons of the Company within the meaning of § 20(a) of the Exchange Act. Specifically, each of the Individual Defendants had the power and authority to cause the Company to engage in the wrongful conduct complained of herein by reason of the fact that, as directors and/or officers of the Company, each participated in the day to day affairs of the Company in connection with the events leading to the proposed transaction and the subsequent filing of the 14D-9, in violation of Section 14(e) of the Exchange Act, including hiring professionals to assist in the process leading up to the merger, negotiating among themselves and with ASSA ABLOY and its representatives concerning the terms of the merger, supplying information for inclusion in the 14D-9, reviewed drafts of the 14D-9, and making comments and corrections on the 14D-9.

61. As controlling persons of LaserCard, the Individual Defendants are liable to Plaintiffs and the Class for the violations complained of herein.

COUNT III

Claim For Breach of Fiduciary Duty

Against the Individual Defendants

62. Plaintiffs repeat and reallege each and every allegation set forth herein.

63. The Individual Defendants have violated the fiduciary duties owed to the public shareholders of LaserCard, and have acted to put their personal interests ahead of the interests of LaserCard shareholders or acquiesced in those actions by fellow Individual Defendants. The Individual Defendants have failed to take adequate measures to ensure that the interests of

LaserCard’s shareholders are properly protected and have embarked on a process that avoids competitive bidding and provides ASSA ABLOY with an unfair advantage by effectively excluding other alternative proposals.

64. By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, will unfairly deprive Plaintiffs and other members of the Class of the true value of their LaserCard investment. Plaintiffs and other Members of the Class will suffer irreparable harm unless the actions of these Defendants are enjoined and a fair process is substituted. These acts include, inter alia, agreeing to the $3 million Termination Fee, as well as the restrictive no-shop provision, “Top-Up Option,” and Tender and Support Agreement contained in the Merger Agreement.

65. The Individual Defendants have breached their duties of candor, loyalty, entire fairness, good faith, and care by not taking adequate measures to ensure that the interests of LaserCard’s public shareholders are properly protected from over-reaching by ASSA ABLOY.

66. By reason of the foregoing acts, practices, and courses of conduct, the Individual Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiffs and the other members of the Class.

67. As a result of the actions of Defendants, Plaintiffs and the Class have been, and will be, irreparably harmed in that they have not, and will not, receive their fair compensation for LaserCard’s stock and businesses, and will be prevented from obtaining a fair price for their common stock.

68. Unless enjoined by this Court, the Individual Defendants will continue to breach the fiduciary duties owed to Plaintiffs and the Class and may consummate the proposed transaction to the disadvantage of the public stockholders, without providing sufficient information to enable LaserCard’s public shareholders to decide to tender or not to tender their shares in the Tender Offer.

69. The Individual Defendants have engaged in self-dealing, have not acted in good faith to Plaintiffs and the other members of the Class, and have breached, and are breaching, fiduciary requirements to the members of the Class.

70. Plaintiffs and members of the Class have no adequate remedy at law. Only through the exercise of this Court’s (equitable) powers can Plaintiffs and the Class be fully protected from the immediate and irreparable injury which these actions threaten to inflict.

COUNT IV

Claims Against ASSA ABLOY for Aiding and

Abetting the Individual Defendants’ Violation of Section 14(e) of the Exchange Act and Breaches of Fiduciary Duties

71. Plaintiffs repeat and reallege each and every allegation set forth herein.

72. The Individual Defendants violated Section 14(e) of the Exchange Act and breached their fiduciary duties to the LaserCard stockholders by the actions alleged above.

73. Such violations of law and breaches of fiduciary duties could not, and would not, have occurred but for the conduct of ASSA ABLOY, which, therefore, aided and abetted such breaches through entering into the proposed transaction between LaserCard and ASSA ABLOY.

74. Defendants ASSA ABLOY had knowledge that they were aiding and abetting the Individual Defendants’ breaches of fiduciary duties to LaserCard stockholders.

75. Defendants ASSA ABLOY rendered substantial assistance to the Individual Defendants in their violations of Section 14(e) of the Exchange Act and breaches of their fiduciary duties to LaserCard stockholders.

76. As a result of ASSA ABLOY’s conduct of aiding and abetting the Individual Defendants, Plaintiffs and the other members of the Class have been, and will be, damaged in that they have been, and will be, prevented from obtaining a fair price for their shares.

77. As a result of the unlawful actions of Defendants ASSA ABLOY, Plaintiffs and the other members of the Class will be irreparably harmed in that they will be prevented from obtaining the fair value of their equity ownership in the Company. Unless enjoined by the Court, ASSA ABLOY will continue to aid and abet the Individual Defendants’ violations and breaches of their fiduciary duties, and will aid and abet a process that inhibits the maximization of stockholder value and the disclosure of material information.

78. Plaintiffs and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiffs and the Class be fully protected from immediate and irreparable injury which Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand judgment and preliminary and permanent relief, including injunctive relief, in their favor and in favor of the Class, and against the Defendants as follows:

A. Certifying this case as a class action, certifying Plaintiffs as class representatives and his counsel as class counsel;

B. Declaring that the Defendants herein, and each of them, have violated, or aided and abetted Section 14(e) of the Exchange Act; preliminarily and permanently enjoining Defendants and all persons acting in concert with them, from proceeding with the vote and consummating or closing the proposed merger;

C. Declaring that the conduct of the Individual Defendants in approving the proposed transaction are breaches of the Individual Defendants’ fiduciary duties;

D. Preliminarily and permanently enjoining the Individual Defendants from placing their own interests ahead of the interests of the Company and its shareholders;

E. Preliminarily and permanently enjoining the Individual Defendants from implementing any of the measures set forth above, including but not limited to restrictions on seeking bona-fide offers, and payment of the Termination Fee and reimbursement that would inhibit the Individual Defendants’ ability to maximize value for LaserCard shareholders;

F. Awarding Plaintiffs and the Class appropriate compensatory damages;

G. Awarding Plaintiffs the costs, expenses, and disbursements of this action, including attorneys’ and experts’ fees and, if applicable, pre-judgment and post-judgment interest; and

H. Awarding Plaintiffs and the Class such other relief as this Court deems just, equitable, and proper.

JURY DEMAND

Plaintiffs demand a trial by jury.

Dated: January 18, 2011	WEISS & LURIE Jordan L. Lurie Leigh A. Parker

/s/ Jordan L. Lurie

Jordan L. Lurie

10940 Wilshire Boulevard, 23rd Floor

Los Angeles, CA 90024

Telephone: 310/208-2800

Facsimile: 310/209-2348

WEISS & LURIE

Joseph H. Weiss

Julia J. Sun

Michael Rogovin

1500 Broadway, Suite 1600

New York, NY 10036

Telephone: 212/682-3025

Facsimile: 212/682-3010

STULL, STULL & BRODY

Patrice L. Bishop (182256)

10940 Wilshire Boulevard

Suite 2350

Los Angeles, CA 90024

Telephone: 310/209-2468

Facsimile: 310/209-2087

Counsel for Plaintiffs Ted L. Shrader and Susan E. Murray and the Proposed Class

CERTIFICATION OF NAMED PLAINTIFF

PURSUANT TO FEDERAL SECURITIES LAWS

I, Ted LeRay Shrader, duly certify and state:

1. I make this declaration pursuant to Section 101 of the Private Securities Litigation Reform Act of 1995 as required by Section 21D(a)(2) of Title I of the Securities Exchange Act of 1934 (the “Act”).

2. I have reviewed the complaint, adopt its allegations and authorize the filing of it or a similar complaint, if required.

3. I did not engage in transaction in the security or securities that are the subject of this action at the direction of counsel or in order to participate in any private action arising under Title I of the Act.

4. I am willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

5. To the best of my current knowledge, I currently hold 6470 shares of LaserCard Corporation common stock.

6. During the three year period preceding the date on which this certification is signed, I have not served or sought to serve as a class representative in any case brought under the Federal Securities Laws.

7. I will not accept any payment for serving as a representative party on behalf of the class beyond plaintiff’s pro rata share of any recovery, except as ordered or approved by the court, including any award for reasonable costs and expenses (including lost wages) directly relating to the representation of the class.

8. The matters stated in this declaration are true to the best of my current knowledge, information and belief.

9. I hereby certify, under penalty of perjury pursuant to the laws of the United States of America, that the foregoing is true and correct.

Dated:	1–14–2011	/s/ Ted LeRay Shrader
(signature)

CERTIFICATION OF NAMED PLAINTIFF

PURSUANT TO FEDERAL SECURITIES LAWS

I, Susan E. Murray, duly certify and state:

1. I make this declaration pursuant to Section 101 of the Private Securities Litigation Reform Act of 1995 as required by Section 21D(a)(2) of Title I of the Securities Exchange Act of 1934 (the “Act”).

2. I have reviewed the complaint, adopt its allegations and authorize the filing of it or a similar complaint, if required.

3. I did not engage in transaction in the security or securities that are the subject of this action at the direction of counsel or in order to participate in any private action arising under Title I of the Act.

4. I am willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

5. To the best of my current knowledge, I currently hold 475 shares of LaserCard Corporation common stock.

6. During the three year period preceding the date on which this certification is signed, I have not served or sought to serve as a class representative in any case brought under the Federal Securities Laws.

7. I will not accept any payment for serving as a representative party on behalf of the class beyond plaintiff’s pro rata share of any recovery, except as ordered or approved by the court, including any award for reasonable costs and expenses (including lost wages) directly relating to the representation of the class.

8. The matters stated in this declaration are true to the best of my current knowledge, information and belief.

9. I hereby certify, under penalty of perjury pursuant to the laws of the United States of America, that the foregoing is true and correct.

Dated:	1–16–2011	/s/ Susan E. Murray
(signature)